# STRATEGIC ADVANTAGE AND STRATEGIC ADVANTAGE II

## FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
**Security Life of Denver Insurance Company**
and its
**Security Life Separate Account L1**

**Supplement Dated August 25, 2008**

This supplement updates and amends certain information contained in your prospectus dated May 1, 2002. Please read it carefully and keep it with your prospectus for future reference.

_____

## IMPORTANT INFORMATION REGARDING UPCOMING CHANGES IN STATE INSURANCE LAWS AND FEDERAL INCOME TAX RULES

Effective January 1, 2009, to comply with state insurance and federal income tax laws, all new life insurance policies must be based on the 2001 Commissioners Standard Ordinary (CSO) mortality tables. The policy described in this prospectus is based on the 1980 CSO mortality tables ("1980 CSO policy"). While the policy described in this prospectus is already no longer offered for new sales, please be aware that after 2008 there may be limitations on what changes or modifications can be made to an existing 1980 CSO policy.

If you are considering making any change or modification to your existing 1980 CSO policy after December 31, 2008, please contact us to see if such change or modification will be allowed. You should also consult with a qualified tax adviser to determine what effect the change or modification will have on your policy.

## IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO MERGERS

**ING VP High Yield Bond Portfolio.** On April 28, 2008, the variable interest option that invests in the ING VP High Yield Bond Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP High Yield Bond Portfolio will merge into and become part of the ING Pioneer High Yield Portfolio. Because of this merger, your investment in the ING VP High Yield Bond Portfolio will automatically become an investment in the ING Pioneer High Yield Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the variable interest option corresponding to the ING VP High Yield Bond Portfolio will be automatically allocated to the ING Pioneer High Yield Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the "Transfer of Account Value" section beginning on page 41 of your policy prospectus for information about making investment portfolio allocation changes.** Because of this merger, effective September 8, 2008, the ING Pioneer High Yield Portfolio (Class I) will be added to your policy as an available investment option.

**ING VP Real Estate Portfolio.** On April 28, 2008, the variable interest option that invests in the ING VP Real Estate Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP Real Estate Portfolio will merge into and become part of the ING Global Real Estate Portfolio. Because of this merger, your investment in the ING VP Real Estate Portfolio will automatically become an investment in the ING Global Real Estate Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the variable interest option corresponding to the ING VP Real Estate Portfolio will be automatically allocated to the ING Global Real Estate Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the "Transfer of Account Value" section beginning on page 41 of your policy prospectus for information about making investment portfolio allocation changes.** Because of this merger, effective September 8, 2008, the ING Global Real Estate Portfolio (Class S) will be added to your policy as an available investment option.

You will not incur any fees or charges or any tax liability because of these mergers, and your policy value immediately before the mergers will equal your policy value immediately after the mergers.

There will be no further disclosure regarding the ING VP High Yield Bond and ING VP Real Estate Portfolios in future supplements to the policy prospectus.

# INFORMATION ABOUT THE INVESTMENT PORTFOLIOS AVAILABLE THROUGH THE POLICY

Effective September 8, 2008, variable interest options which invest in the following investment portfolios are available through the policy:

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class I)
- ING Focus 5 Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I)
- ING Global Real Estate Portfolio (Class S)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)

- ING LifeStyle Aggressive Growth Portfolio (Class I)
- ING LifeStyle Growth Portfolio (Class I)
- ING LifeStyle Moderate Growth Portfolio (Class I)
- ING LifeStyle Moderate Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING PIMCO Core Bond Portfolio (Class I)
- ING Pioneer Fund Portfolio (Class I) [3]
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)

Continued on next page.

Continued from previous page.

- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)

- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio (Class I)
- ING Russell$^{TM}$ Small Cap Index Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

**Fund Investment Advisers and Investment Objectives.** The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the funds available through the policy. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

**There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **American Funds – Growth Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital by investing primarily in U.S. common stocks. |
| **American Funds – Growth-Income Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that appear to offer potential for capital appreciation and/or dividends. |
| **American Funds – International Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks long-term capital appreciation. |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K), Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index (S&P 500®). |
| ING AllianceBernstein Mid Cap Growth Portfolio (Class I) | Investment Adviser: Directed Services LLC Subadviser: AllianceBernstein, L.P. | Seeks long-term growth of capital. |
| ING BlackRock Large Cap Growth Portfolio (Class I) | Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| ING Evergreen Health Sciences Portfolio (Class I) | Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC | A *non-diversified* portfolio that seeks long-term capital growth. |
| ING Evergreen Omega Portfolio (Class I) | Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC | Seeks long-term capital growth. |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio (Class I) | Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co. | Seeks long-term growth of capital. |
| ING Focus 5 Portfolio (Class I) | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks total return through capital appreciation and dividend income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Franklin Templeton Founding Strategy Portfolio (Class I)** | Investment Adviser: Directed Services LLC | Seeks capital appreciation and secondarily, income. |
| **ING Global Real Estate Portfolio (Class S)** | Investment Adviser: ING Investments LLC Subadviser: ING Clarion Real Estate Securities L.P. | A *non-diversified* portfolio that seeks high total return, consisting of capital appreciation and current income. |
| **ING Global Resources Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | A *non-diversified* portfolio that seeks long-term capital appreciation. |
| **ING JPMorgan Emerging Markets Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **ING JPMorgan Value Opportunities Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc. | Seeks long-term capital appreciation. |
| **ING Julius Baer Foreign Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Artio Global Management LLC | Seeks long-term growth of capital. |
| **ING Legg Mason Value Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Legg Mason Capital Management, Inc. | A *non-diversified* portfolio that seeks long-term growth of capital. |
| **ING LifeStyle Aggressive Growth Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital. |
| **ING LifeStyle Growth Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and some current income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING LifeStyle Moderate Growth Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and a low to moderate level of current income. |
| **ING LifeStyle Moderate Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and current income. |
| **ING Limited Maturity Bond Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **ING Liquid Assets Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING Marsico Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Marsico International Opportunities Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC | Seeks long-term growth of capital. |
| **ING MFS Total Return Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING MFS Utilities Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company | Seeks total return. |
| **ING Oppenheimer Main Street Portfolio® (Class I)** | Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc. | Seeks long-term growth of capital and future income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING PIMCO Core Bond Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Pioneer Fund Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| **ING Pioneer Mid Cap Value Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Stock Index Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | Seeks total return. |
| **ING T. Rowe Price Capital Appreciation Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. |
| **ING T. Rowe Price Equity Income Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Van Kampen Capital Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks long-term capital appreciation. |
| **ING Van Kampen Growth and Income Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks long-term growth of capital and income. |
| **ING VP Index Plus International Equity Portfolio (Class S)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. |
| **ING Wells Fargo Small Cap Disciplined Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc. | Seeks long-term capital appreciation. |
| **ING Baron Small Cap Growth Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc. | Seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Columbia Small Cap Value II Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Columbia Management Advisors, LLC | Seeks long-term growth of capital. |
| **ING JP Morgan Mid Cap Value Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **ING Neuberger Berman Partners Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Neuberger Berman Management Inc. | Seeks capital growth. |
| **ING Oppenheimer Global Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING Oppenheimer Strategic Income Portfolio (Service Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING Pioneer High Yield Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING UBS U.S. Large Cap Equity Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. |
| **ING Van Kampen Comstock Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks capital growth and income. |
| **ING Van Kampen Equity and Income Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks total return, consisting of long-term capital appreciation and current income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING VP Balanced Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes:  stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. |
| **ING VP Intermediate Bond Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: Lehman Brothers Asset Management LLC | Seeks investment results (before fees and expenses) that correspond to the total return of the Lehman Brothers U.S. Aggregate Bond Index®. |
| **ING Russell™ Small Cap Index Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index. |
| **ING VP Index Plus LargeCap Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING VP Index Plus MidCap Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index) while maintaining a market level of risk. |
| **ING VP Index Plus SmallCap Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index) while maintaining a market level of risk. |
| **ING VP SmallCap Opportunities Portfolio (Class I)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. | Seeks long-term capital appreciation. |
| **Neuberger Berman AMT Socially Responsive Portfolio® (Class I)** | Investment Adviser: Neuberger Berman Management Inc. Subadviser: Neuberger Berman, LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy. |

# MORE INFORMATION IS AVAILABLE

More information about the investment portfolios available through your policy, including information about the risks associated with investing in these investment portfolios, can be found in the current prospectus and Statement of Additional Information for that investment portfolio. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050